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                                           Exhibit 99

December 30, 1996

Dear Shareholder:

I am pleased to announce that on December 29, 1996, Brooklyn Union and the Long Island Lighting Company (LILCO) signed a definitive agreement to merge in a tax-free transaction that will result in a new holding company. A copy of the merger agreement has been filed with the Securities and Exchange Commission.

The transaction will be accounted for as a pooling of interests and is anticipated to increase earnings to Brooklyn Union shareholders immediately after completion of the merger. A copy of the full press release is attached to this letter.

This proposed transaction has been approved by both companies' boards of directors and will eventually require your approval. Because the combination will result in the formation of a new holding company, Brooklyn Union will not pursue our plans to form the KeySpan Energy Corporation, as we had originally envisioned. Accordingly, the proposal to form that holding company has been withdrawn, although it is extensively discussed in our summary annual report, which was prepared prior to our decision to merge. That holding company proposal, therefore, is not included in the enclosed proxy statement.

I am very excited about the proposed merger. The transaction offers shareholders of both companies the opportunity to participate in the significant upside potential of the convergence of gas and electric companies within the energy industry. In particular, our combination with LILCO opens up the huge Long Island market for Brooklyn Union. This market is particularly attractive because there is an extremely low penetration of gas as a percent of the total energy provision in that region. The combination of the two companies will result in substantial synergy savings in excess of $1 billion over ten years, making rates more competitive. In addition, this transaction will help spur increased regional business growth through lower energy prices and enhanced energy-related products and services. As a result, Brooklyn Union shareholders will benefit from the attractive growth prospects resulting from access to more than one million customers in an area with a population of 2.7 million people.

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I am very enthusiastic about our company's future and am optimistic that we will continue to grow and prosper in the competitive marketplace. Thank you for your continued confidence in Brooklyn
Union.

Sincerely,

s/Robert B. Catell
Robert B. Catell
Chairman and Chief Executive Officer

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FOR IMMEDIATE RELEASE

Contact for Brooklyn Union:              Contact for LILCO:
 Media:     Robert Loftus/Robert Mahony   Media:     Elaine Davis
            718-403-2503/718-403-2522                516-545-5052

 Investors: Jan Childress                 Investors: William
                                                     Catacosinos, Jr.
            718-403-3382                             516-545-4688

BROOKLYN UNION AND LILCO ANNOUNCE PLAN
TO COMBINE COMPANIES

RATE SAVINGS IN EXCESS OF $1.0 BILLION ANTICIPATED


New York (December 29, 1996) -- Brooklyn Union Gas Company (NYSE:
BU) and The Long Island Lighting Company (LILCO) (NYSE: LIL) announced today that they have signed a definitive agreement to merge in a tax-free transaction resulting in a new holding company. The combined market value of the two companies based on their closing stock prices on Friday, December 27, 1996 is approximately $4 billion. The transaction will be accounted for as a pooling of interests.

The proposed transaction, which has been approved by both companies' boards of directors, would unite Brooklyn Union, a gas company with primary operations in gas distribution serving Brooklyn, Queens and Staten Island, with LILCO, an electric and gas company serving Nassau and Suffolk Counties and parts of Queens. The new company, which has not yet been named, will serve approximately 2.2 million customers and have revenues of more than $4.5 billion.

Under the terms of the transaction, LILCO shareholders will receive
 .803 shares of the new holding company's common stock for each share of LILCO they currently hold. Brooklyn Union shareholders will receive one share of the holding company's common stock for each share of Brooklyn Union they currently hold. LILCO shareholders will own approximately 66 percent of the common stock of the new company while Brooklyn Union shareholders will own approximately 34 percent. There are no changes with respect to either company's public debt issues or outstanding preferred stock.

Upon completion of the merger, Dr. William J. Catacosinos, currently chairman and chief executive officer of LILCO, will become chairman and chief executive officer of the new holding company; Mr. Robert B. Catell, currently chairman and chief executive officer of Brooklyn Union, will become president and chief operating officer of the new holding company. One year after the closing, Mr. Catell will succeed Dr. Catacosinos as chief executive officer, with Dr. Catacosinos continuing as chairman.
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The board of directors of the new company will be composed of 15 members, six from Brooklyn Union and six from LILCO and three additional persons previously unaffiliated with either company and jointly selected by them.

Dr. Catacosinos said, "The combination of Brooklyn Union and LILCO is positive for our customers, shareholders, and the communities we serve. The consolidation of our neighboring companies will result in synergy savings in excess of $1 billion over ten years, which will provide rate reductions to customers. We will continue our commitment to LILCO's electric customers, specifically to lowering electric rates on Long Island. Together, we can help spur increased regional business growth through lower energy prices and enhanced energy-related products and services.

"The combined workforce will allow us to respond more effectively to storm outages. Employees of both our companies will benefit from being part of a larger, more competitive company well-positioned in the emerging energy-services industry. Together, we will be positioned to help our customers find business solutions that optimize a broad array of energy products and services at competitive prices," Dr. Catacosinos added.

The companies believe reductions related to synergies can be accomplished without layoffs through attrition and other voluntary separations.

Mr. Catell said, "Our combination with LILCO opens up the substantial Long Island market for Brooklyn Union. This market is particularly attractive because there is low penetration of gas as a percent of the total energy provision in that region. Our combined company would have an enhanced ability to provide its broader customer base with competitive energy products and services well into the future. The tradition of quality customer service and community involvement, a hallmark of both Brooklyn Union and LILCO, will continue unabated in the combined entity. Brooklyn Union shareholders should enjoy immediate earnings accretion and benefit from the long-term growth prospects inherent in the combination."

Mr. Catell continued, "This transaction offers shareholders of both companies the opportunity to participate in the significant upside potential of the convergence of gas and electric companies within the energy industry. LILCO and Brooklyn Union together will create a platform to market, trade and arrange physical delivery of energy products and services on a large scale to all major market areas. Current and prospective customers will benefit greatly from the opportunity to deal with an energy services company which can offer one-stop shopping for the provision--and management--of their energy needs. Brooklyn Union's subsidiary, KeySpan Energy Management, headquartered in Jericho, New York, already operates throughout the tri-state area and its sister company KeySpan Energy
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Services sells natural gas to a growing customer base.  The ability to offer wraparound individualized services capable of encompassing all customer needs--from management services to choice of fuel and equipment, and ultimately appliance services--means a new day indeed for an entire population of customers in our new market area."

The companies noted that they will continue discussions with New York State's Long Island Power Authority (LIPA) with respect to LIPA's proposal to acquire certain LILCO assets, including its regulatory assets. If an agreement with LIPA is reached, the terms of the transaction with Brooklyn Union would be adjusted to reflect that resolution. Brooklyn Union and LILCO will continue to work with LIPA and state officials to substantially reduce rates to Long Island electric customers beyond that which could be achieved by the merger alone. Disposition of any portion of LILCO's assets to LIPA must be agreed to by all three parties.

The companies will continue their current dividend policies respectively, until the closing. It is expected that the new company's dividend policy will be determined prior to closing.

The merger is conditioned upon the approval of each company's common shareholders and various regulatory agencies including the New York Public Service Commission, the Federal Energy Regulatory Commission and the Securities and Exchange Commission. The companies are hopeful that the regulatory approvals can be obtained in 12 to 18 months.

Merrill Lynch & Co. is serving as financial advisor and has provided a fairness opinion to Brooklyn Union. Dillon Read & Co.
Inc. is serving as financial advisor and has provided a fairness opinion to LILCO.

Brooklyn Union, with approximately 3,000 employees, distributes natural gas in the New York City boroughs of Brooklyn and Staten Island and in two-thirds of the borough of Queens, and serves the growing energy needs of 4 million residents. Brooklyn Union has energy-related investments in gas exploration, production and marketing in the United States and Canada, as well as energy services in the United States, including cogeneration products, pipeline transportation and gas storage.

LILCO's 5,400 employees provide electric and gas service to more than 1 million customers in Nassau and Suffolk Counties and on the Rockaway Peninsula in Queens County. LILCO's service territory covers 1,230 square miles with a population of approximately 2.7 million people.

         The press release includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements reflect numerous assumptions, and
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involve a number of risks and uncertainties.  Among the factors that could cause actual results to differ materially are: electric load and customer growth; abnormal weather conditions; available sources and cost of fuel and generating capacity; the speed and degree to which competition enters the power generation, wholesale and retail sectors of the electric utility industry; state and federal regulatory initiatives that increase competition, threaten cost and investment recovery, and impact rate structures; the ability of the combined company to successfully reduce its cost structure; operating performance of nuclear generating facilities, decommissioning costs associated with such facilities; the degree to which the combined company develops nonregulated business ventures; the economic climate and growth in the service territories of the two companies; economies generated by the merger; inflationary trends and interest rates and the other risks detailed from time to time in the two companies' SEC reports.